Contact:
Jonathan Burgin, CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM TURNS THE CORNER: REPORTS 61% REVENUE GROWTH & PROFITABILITY FOR Q4’09, POSITIVE OPERATING CASH FLOW
FOR FULL YEAR ‘09 -
  -  Strong Bookings Confirm RADCOM’s Positioning

TEL-AVIV, Israel – February 2, 2010-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its financial results for the fourth quarter and full-year period ended December 31, 2009.

Financial Results for the Fourth Quarter
Revenues for the fourth quarter of 2009 were $4.2 million, up 61% compared with $2.6 million for the fourth quarter 2008, and up 34% compared with $3.1 million in the third quarter of 2009.

Net income for the quarter according to U.S. generally accepted accounting principles (GAAP) was $102,000 or $0.02 per ordinary share (basic and diluted) compared to a net loss of $(2.0) million, or $(0.39) per ordinary share (basic and diluted), for the fourth quarter of 2008 and ($394,000) or $(0.08) per ordinary share (basic and diluted), for the third quarter of 2009. The quarter’s net income reflects higher revenues from sales in all territories.

To provide investors with insight into the Company’s underlying operating results, financial results are also being presented on a non-GAAP basis excluding share-based compensation expenses and change in fair value of warrants from all periods. According to this non-GAAP basis, the Company recorded net income of $245,000, or $0.05 per ordinary share (diluted) for the fourth quarter of 2009, compared with a net loss of $(1.9) million, or $(0.37) per ordinary share (basic and diluted) for the fourth quarter of 2008, and $(219,000), or $(0.04) per ordinary share (basic and diluted), for the third quarter of 2009 as more fully described in the consolidated statements of operations below.

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “We are proud to report a breakthrough quarter that has enabled us to achieve profitability for the quarter and positive operating cash flow for the year as a whole. These very satisfying results are a continuation of the sales trends and strategic progress which we have been reporting throughout 2009.

“During the fourth quarter, we achieved particularly strong bookings as well as sales, with a rising percentage attributable to top-tier customers. We believe that our growing success and steadily improving results are sending us three clear messages: 1) that major service providers have begun to view performance monitoring as critical for their ability to maintain service quality in the face of spiraling network traffic levels; 2) that RADCOM’s solutions have earned a reputation as the market’s ‘benchmark standard’ that address the service provider’s true pain points; and 3) that our strategy and execution methodology have been correct and are now bearing fruit.”

Mr. Ripstein concluded, “As such, we feel very well positioned as we begin to move forward. We are entering 2010 with an encouraging backlog and a strong pipeline of potential sales. The fact that our expense structure is lean enhances our ability to generate profits. Most important, our strategies of focusing on customer satisfaction, high-potential target markets and technology leadership have proven themselves during difficult times. As such, with winds of market recovery in the air, we feel very optimistic and continue working to fulfill our potential.”

Financial Results for the Full Year Ended December 31, 2009
Revenues for 2009 were $11.9 million compared with $15.2 million in 2008. On an operating basis, the Company generated positive cash flow from operating activities of $0.9 million during 2009, which does not include loan principal repayments of $1.2 million, compared to a cash burn of $4.6 million during 2008.

Despite the reduction in sales, the Company succeeded in reducing its net loss for the period by 54% to $(2.6) million, or $(0.52) per ordinary share (basic and diluted), compared with $(5.8) million, or $(1.16) per ordinary share (basic and diluted), for 2008.  Net loss for 2009 on a non-GAAP basis was $(2.2) million, or $(0.43) per ordinary share (diluted), a decrease of 59% compared with $(5.3) million, or $(1.05) per ordinary share (diluted), for 2008.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release.  These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with ASC Topic 718 and change in fair value of warrants that has been expensed in accordance with ASC 815-40, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period.  These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations (According to US GAAP)
(1000's of U.S. dollars, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$4,177	$2,597	$11,918	$15,238
Cost of sales	1,172	1,041	4,059	6,025
Gross profit	3,005	1,556	7,859	9,213
Research and development, gross	1,067	1,277	4,223	6,506
Less - royalty-bearing participation	368	500	1,633	2,113
Research and development, net	699	777	2,590	4,393
Sales and marketing	1,523	1,564	5,835	7,486
General and administrative	398	987	1,643	2,818
Total operating expenses	2,620	3,328	10,068	14,697
Operating income (loss)	385	(1,772)	(2,209)	(5,484)
Financing loss, net	(283)	(225)	(440)	(309)
Net income (loss)	102	(1,997)	(2,649)	(5,793)
Net income (loss) per ordinary share (basic and diluted)	$0.02	$(0.39)	$(0.52)	$(1.16)
Weighted average number of ordinary shares used in computing basic net (loss) income per ordinary share	5,083,641	5,081,426	5,081,986	4,995,586
Weighted average number of ordinary shares used in computing diluted net (loss) income per ordinary share	5,275,328	5,081,426	5,081,986	4,995,586

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	$102	$(1,997)	$(2,649)	$(5,793)
Stock-based compensation (1)	35	93	272	530
Change in fair value of warrants	108	-	215	-
Non-GAAP net income (loss)	$245	$(1,904)	$(2,162)	$(5,263)
Non-GAAP earnings (losses) per share (diluted)	$0.05	$(0.37)	$(0.43)	$(1.05)

Number of shares used in computing Non-GAAP earnings (losses) per share (diluted)	5,275,328	5,081,426	5,081,986	4,995,586

(1) Stock-based compensation:
Cost of sales	3	1	16	18
Research and development	2	24	53	114
Selling and marketing	5	42	86	177
General and administrative	25	26	117	221
	35	93	272	530

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	3,274	3,513
Trade receivables, net	3,610	7,118
Inventories	2,879	2,752
Other current assets	607	973
Total Current Assets	10,370	14,356

Assets held for severance benefits	2,495	2,496

Property and equipment, net	575	989

Total Assets	13,440	17,841

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,117	2,121
Current deferred revenue	478	1,057
Current maturities of long-term venture loan	1,022	1,167
Other payables and accrued expenses	4,781	3,817
Total Current Liabilities	7,398	8,162

Long-Term Liabilities
Long-term deferred revenue	85	277
Long-term loan net of current maturities	170	1,152
Other Long-term liabilities	248	-
Liability for employees’ severance pay benefits	2,899	3,265
Total Long-Term Liabilities	3,402	4,694

Total Liabilities	10,800	12,856

Shareholders' Equity
Share capital	177	176
Additional paid-in capital	51,544	51,474
Accumulated deficit	(49,081)	(46,665)
Total Shareholders' Equity	2,640	4,985

Total Liabilities and Shareholders' Equity	13,440	17,841